Rule 424(b)(3)
                         Registration Statement
                         No. 33-52685

PRICING SUPPLEMENT NO. 7,

Dated September 14, 1995 to
Prospectus, dated March 24, 1995, and
Prospectus Supplement, dated April 5, 1995.


               THE CIT GROUP HOLDINGS, INC.
              MEDIUM-TERM FLOATING RATE NOTES
        DUE NINE MONTHS OR MORE FROM DATE OF ISSUE


(X) Senior Note          ( ) Senior Subordinated Note


Principal Amount:  U.S. $150,000,000.

Proceeds to Corporation:  99.955%

Underwriting Discount:  .045%

Issue Price:  Variable Price Reoffer.

Specified Currency:  U.S. Dollars.

Original Issue Date:  September 19, 1995.

Maturity Date:  March 19, 1997.

Interest Rate Basis:  Federal Funds Rate.

Spread:  +8 basis points.

Initial Interest Rate:    The Federal Funds Rate
     determined one Business Day prior to the Original
     Issue Date plus eight basis points.

The Notes are offered by the Underwriter, as specified herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form on or about September 19, 1995.


                    MERRILL LYNCH & CO.

Form:  Global Note.

Interest Reset Date: Each Business Day to but excluding the Maturity Date.

Rate Cutoff Date:  Two Business Days prior to each
     Interest Payment Date. The interest rate in effect for each day following the Rate Cutoff Date to but excluding the Interest Payment Date will be the rate prevailing on the Rate Cutoff Date.

Accrual of Interest: Accrued interest will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The "Interest Factor" for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Interest Payment Dates:  December 19, 1995, March 19,
     1996, June 19, 1996, September 19, 1996, December 19,
     1996 and March 19, 1997, provided that if any Interest Payment Date (other than the Maturity Date) would otherwise fall on a day that is not a Business
     Day, then the Interest Payment Date will be the first following day that is a Business Day. If the Maturity Date would otherwise fall on a day that is not a Business Day, the payment of principal and interest will be made on the first following day that is a Business Day as if it were made on the date such payment was due, and no interest on such payment will accrue for the period from and after the Maturity
     Date.

     Interest payments will include the amount of interest accrued from and including the most recent Interest
     Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.

Calculation Date:  The earlier of (i) the fifth Business
     Day after each Interest Determination Date, or (ii) the Business Day immediately preceding the applicable
     Interest Payment Date.

Interest Determination Date: One Business Day prior to each Interest Reset Date.

Minimum Interest Rate:  0.00%.

Calculation Agent:  The CIT Group Holdings, Inc.

Trustee, Registrar, Authenticating and Paying Agent:
     Harris Trust & Savings Bank, under Indenture dated as of May 1, 1994 between the Trustee and the Corporation.

                       UNDERWRITING

     Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner &
     Smith Incorporated (the "Underwriter") is acting as principal in this transaction.

     Subject to the terms and conditions set forth in a Terms Agreement dated September 14, 1995 (the "Terms
     Agreement"), between the Corporation and the Underwriter, and a Selling Agency Agreement, dated
     April 6, 1995, between the Corporation and Lehman
     Brothers, Lehman Brothers Inc., CS First Boston
     Corporation, Goldman, Sachs & Co., Merrill Lynch &
     Co., Merrill Lynch, Pierce, Fenner & Smith
     Incorporated, Morgan Stanley & Co. Incorporated,
     Salomon Brothers Inc, and UBS Securities Inc., the
     Corporation has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, $150,000,000 principal amount of the Notes.

     Under the terms and conditions of the Terms
     Agreement, the Underwriter is committed to take and pay for all of the Notes, if any are taken.

     The Underwriter has advised the Corporation that it proposes to offer the Notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Underwriter may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and/or the purchasers of the Notes for whom they may act as agent. In connection with the sale of the Notes, the Underwriter may be deemed to have received compensation from the Corporation in the form of underwriting discounts, and the Underwriter may also receive commissions from the purchasers of the Notes for whom they may act as agent. The Underwriter and any dealers that participate with the Underwriter in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions.

     The Notes are a new issue of securities with no established trading market. The Corporation currently has no intention to list the Notes on any securities exchange. The Corporation has been advised by the Underwriter that it intends to make a market in the Notes but is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Corporation has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.